EXHIBIT 12.1

MASSEY ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Year Ended October 31,								Two Months Ended December 31, 2001	Year Ended December 31, 2002	Nine Months Ended September 30,
	1998		1999		2000		2001				2002		2003
Earnings:
(Loss) Income before taxes	$185,699		$151,532		$121,766		$(15,921)		$(23,524)	$(57,520)	$(37,831)		$(30,741)
Fixed charges	3,469		8,092		9,659		51,585		7,971	52,413	39,003		44,131
Capitalized interest	—		—		—		—		—	(382)	—		—
Amortization of capitalized interest	—		—		—		—		—	5	—		15

(Loss) earnings before taxes and fixed charges	$189,168		$159,624		$131,425		$35,664		$(15,553)	$(5,484)	$1,172		$13,405
Fixed charges:
Interest expense	$514		$803		$347		$34,214		$5,302	$35,302	$26,356		$29,872
Capitalized interest	—		—		—		—		—	382	—		—
Interest portion of rental expense	2,955		7,289		9,312		17,371		2,669	16,729	12,647		14,259

Total fixed charges	$3,469		$8,092		$9,659		$51,585		$7,971	$52,413	$39,003		$44,131
Ratio of earnings to fixed charges	54.5	x	19.7	x	13.6	x		(a)	(a)	(a)		(a)		(a)

(a)	Earnings for the nine months ended September 30, 2003 and September 30, 2002, for the years ended December 31, 2002 and October 31, 2001 and for the two months ended December 31, 2001, were inadequate to cover fixed charges, with a deficiency of $30.7 million, $37.8 million, $57.9 million, $15.9 million and $23.5 million, respectively.